NOTICE OF ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2008

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the year 2008 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Friday, 22 May 2009 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1.           To consider and approve the report of the Third Session of the Board of Directors of Sinopec Corp. (including the report of the Board of Directors of Sinopec Corp. for the year 2008).

2.           To consider and approve the report of the Third Session of the Supervisory Committee of Sinopec Corp. (including the report of the Supervisory Committee of Sinopec Corp. for the year 2008).

3.           To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2008.

4.           To consider and approve the plan for allocating any surplus common reserve funds at amount of RMB20 billion from the after-tax profits.

5.           To consider and approve the profit distribution plan for the year ended 31 December 2008.

6.           To consider and approve the re-appointment of KPMG Huazhen and KPMG as the domestic and overseas auditors of Sinopec Corp. for the year 2009, respectively, and to authorize the Board of Directors to determine their remunerations.

7.           To authorise the Board of Directors to determine the interim profit distribution plan of Sinopec Corp. for 2009.

8.           To elect the Fourth Session of the Board of Directors of Sinopec Corp.. The election of the members of the Board of Directors will be by way of cumulative voting. The relevant details of the candidates are set out in the appendix to this notice.

9.           To elect the supervisors assumed by non-representatives of the employees of the Fourth Session of the Supervisory Committee of Sinopec Corp. The relevant details of the candidates for the supervisors assumed by non-representatives of employees of the Fourth Session of the Supervisory Committee are set out in the appendix to this notice.

10.         To consider and approve the Service Contracts between Sinopec Corp. and Directors of the Fourth Session of the Board Directors and Supervisors of the Fourth Session of the Supervisory Committee (including emoluments provisions).

11.         To authorise the Secretary to the Board of Directors to, on behalf of Sinopec Corp., deal with all applications, approval, registrations, disclosure and filings in relation to the reelection of directors and supervisors.

By Way of Special Resolutions:

12.         To approve the proposed amendments to the Articles of Association and its appendices of Sinopec Corp.

13.         To authorise the Secretary to the Board of Directors of Sinopec Corp. to, on behalf of Sinopec Corp., deal with all applications, approval, registrations and filing relevant to the proposed amendments to the Articles of Association and its appendices.

14.         To authorise the Board of Directors of Sinopec Corp. to determine the proposed plan for issuance of debt financing instrument(s):

It is proposed to the shareholders at the Annual General Meeting to authorize the Board of Directors, pursuant to the relevant regulations, within the maximum balance of the issuable bonds, namely after issuance, the relevant accumulative debt financing instruments balance shall not exceed 40% of the latest total audited net assets of Sinopec Corp., to determine issuance of debt financing instruments, principal of which shall not exceed 10% of the latest audited net assets of Sinopec Corp. stated in the consolidated financial statements prepared in accordance with the Accounting Standards for Business Enterprises, on one issuance or several issuances, including but not limited to short term financial instruments and mid-term financial notes. To generally and unconditionally authorise the Board of Directors (or at least two directors appointed by the Board of Directors) to determine the terms and conditions and all other matters in relation to the issuance of such debt financing instrument(s) based on the needs of Sinopec Corp. and the market conditions, including without limitation to the determination of the actual value, interest rate, and term of the bond(s) subject to the aforementioned limits, as well as to the production, execution and disclosure of all necessary documents thereof.

This Proposal will expire at the completion of the next shareholders meeting of Sinopec Corp.

15.         To grant to the Board of Directors of Sinopec Corp. a general mandate to issue new shares:

In order to grant discretion to the Board of Directors on the flexibility of issuance of new shares, the Board of Director proposes to obtain a general mandate from shareholders. Under the general mandate, the Board of Directors (or the directors authorised by the Board) will be authorised to allot, issue and deal with shares not exceeding 20% of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.. However, notwithstanding the obtaining of the general mandate, any issue of domestic shares needs shareholders’ approval at shareholders’ meeting in accordance with the relevant PRC laws and regulations.

It is resolved as follow:

“(1)           Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People´s Republic of China (the “PRC”) and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board of Directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

(a)           class and number of new shares to be issued;

(b)           price determination method of new shares and/or issue price (including price range);

(c)           the starting and closing dates for the issue;

(d)           class and number of the new shares to be issued to existing shareholders; and

(e)           the making or granting of offers, agreements and options which might require the exercise of such powers.

(2)           The approval in paragraph (1) shall authorise the Board of Directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)           The aggregate nominal amount of new domestic listed shares and new overseas listed foreign shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors of Sinopec Corp. pursuant to the approval in paragraph (1), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.

(4)           In exercising the powers granted in paragraph (1), the Board of Directors of Sinopec Corp. must (i) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)           For the purpose of this resolution:

”Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)           twelve months from the date of passing this resolution;

(ii)           the conclusion of the next annual general meeting of Sinopec Corp.; and

(iii)           the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

(6)           The Board of Directors of Sinopec Corp., subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7)           To authorise the Board of Directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(8)           Subject to the approval of the relevant PRC authorities, the Board of Directors of Sinopec Corp. is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.”

Details regarding the abovementioned resolutions 1, 2, 3 and 5 are available in the annual report of Sinopec Corp. for year 2008, and details of resolutions 10 and 12 are included in the circular to be dispatched to the holders of H shares of Sinopec Corp., and are also available at the website of the Shanghai Stock Exchange, http://www.sse.com.cn.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 27 March 2009

Appendix:

Details of the candidates of the Board of Directors of Sinopec Corp.

Su Shulin*, aged 47, is a professor level senior engineer and obtained a Master Degree. In January 1999, Mr. Su was appointed as President and Deputy Secretary of the Party Committee of Daqing Petroleum Administration Bureau; in October 1999, he was appointed as Vice President of PetroChina Company Limited and concurrently Chairman, President and Secretary to the Party Committee of Daqing Petroleum Administration Bureau; in August 2000, he was appointed as Vice President and Member of the Party Leading Group of China National Petroleum Corporation (“CNPC”) and concurrently Vice President of PetroChina Company Limited as well as Chairman, President and Secretary of the Party Committee of Daqing Oil Field Co., Ltd.; in November 2002, he was also appointed as Director of PetroChina Company Limited; in December 2002, he was appointed as Vice President and Member of the Party Leading Group of CNPC and concurrently Director, Senior Vice President of PetroChina Company Limited; in September 2006, he was appointed as Committee member, Standing Committee member and Director of Organization Department of the Party Liaoning Provincial Committee; in June 2007 he was appointed as President and Secretary of the Party Leading Group of China Petrochemical Corporation; in August 2007, he was elected as Director and Chairman on Third Session of the Board of Directors of Sinopec Corp. Mr. Su was elected as Alternative Member of

Central Committee on the 16th and 17th National Congresses of the Party.

Wang Tianpu#, aged 46, is a professor level senior engineer and obtained a doctor degree. In March 1999, Mr. Wang was appointed as Vice President of Qilu Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Corp. Qilu Company; in September 2000, he was appointed as President of Sinopec Corp. Qilu Company; in August 2001, he was appointed as Vice President of Sinopec Corp.; in April 2003, he was appointed as Senior Vice President of Sinopec Corp.; in March 2005, he was appointed as President of Sinopec Corp.; in May 2006, he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. and President of Sinopec Corp.

Zhang Yaocang*, aged 55, is a professor level senior engineer and was graduated from graduate school. In November 1990, Mr. Zhang was appointed as Deputy Director of Bureau of Oil Geology and Marine Geology of Ministry of Geology and Mineral Resources; in February 1994, he was appointed as Secretary to the Party Committee and Deputy Director of Bureau of Oil Geology and Marine Geology of Ministry of Geology and Mineral Resources; in June 1997, he was appointed as Deputy Secretary to the Party Committee and Executive Vice President of Sinopec Star Petroleum Co., Ltd.; in April 2000, he was appointed as Assistant to President of China Petrochemical Corporation and concurrently President of Sinopec Star Petroleum Co., Ltd.; in August 2000, he was also appointed as Secretary to the Party Committee of Sinopec Star Petroleum Co., Ltd.; in July 2001, he was appointed as Vice President of China Petrochemical Corporation.

Zhang Jianhua#, aged 44, is a professor level senior engineer and obtained a Master Degree. In April 1999, Mr. Zhang was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Corp. Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Corp. Shanghai Gaoqiao Company; in April 2003, he as appointed as Vice President of Sinopec Corp.; in November 2003, he was further appointed as Director General of Sinopec Production & Operation Management Dept.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp.

Wang Zhigang#, aged 52, is a professor level senior engineer and obtained a doctor degree. In February 2000, Mr. Wang was appointed as Vice President of Sinopec Shengli Oilfield Company Limited; in June 2000, he was appointed as Director and President of Sinopec Shengli Oilfield Company Limited; in November 2001, he was appointed as nominated Deputy Director General and Deputy Secretary of the Party Committee of the Economic and Trade Committee of Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was also appointed as the Director General of Sinopec Exploration and Production Dept.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in May 2006, he was elected as Director of the Third Session of the Board of Directors of Sinopec Corp. and Senior Vice President of Sinopec Corp.

Cai Xiyou#, aged 47, is a professor level senior economist and obtained a Master Degree. In June 1995, Mr. Cai was appointed as Deputy General Manager of Jinzhou Petrochemical Company of the former China Petrochemical Corporation; in May 1996, he was appointed as Vice President of Dalian Western Pacific Petrochemical Co., Ltd.; in December 1998, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as Executive Vice President of Sinopec Sales Company; in December 2001, he was appointed as Director and President of China International United Petrochemical Company Limited; in April 2003, he was appointed as Vice President of Sinopec Corp. in November 2005, he was appointed as Senior Vice President of Sinopec Corp.

Cao Yaofeng*, aged 55, is a professor level senior engineer and obtained a Master Degree. In April 1997, Mr. Cao was appointed as Vice President of Sinopec Shengli Petroleum Administration Bureau; in May 2000, he was also appointed as Vice Chairman of Sinopec Shengli Oilfield Company Limited; in December 2001, he was appointed as Director and President of Sinopec Shengli Oilfield Company Limited; in December 2002, he was appointed as President of Sinopec Shengli Petroleum Administration Bureau and Chairman of Sinopec Shengli Oilfield Company Limited; from April 2003 to May 2006, he was elected as Employee Representative Supervisor of Sinopec Corp; in October 2004, he was appointed as Assistant to President of China Petrochemical Corporation; in November 2005, he was appointed as Vice President of China Petrochemical Corporation.

Li Chunguang*, aged 53, is a professor level senior engineer and obtained a Bachelor Degree. In August 1991, Mr. Li was appointed as Deputy General Manager of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Deputy General Manager of Sinopec Sales Company; in June 2001, he was appointed as General Manager of Sinopec Sales Company; in December 2001, he was appointed as the Director General of Sinopec Oil Product Sales Dept.; in April 2002, he was appointed as Chairman and General Manager of Sinopec Sales Co., Ltd.; in April 2003, he

was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation.

Dai Houliang#, aged 45, is a professor level senior engineer, and obtained a doctor Degree. In December 1997, Mr. Dai was appointed as Vice President of Sinopec Yangzi Petrochemical Company; in April 1998, he was appointed as Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he was appointed as Vice Chairman and President of Yangzi Petrochemical Co., Ltd and Director of Sinopec Yangzi Petrochemical Company; in December 2003, he was appointed as Chairman and President of Sinopec Yangzi Petrochemical Co., Ltd. and Chairman of Sinopec Yangzi Petrochemical Company; in December 2004, he was also appointed as Chairman of BASF-YPC Company Limited; in September 2005, he was appointed as the Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he was elected as Director of the Third Session of the Board of Directors, Senior Vice President and CFO of Sinopec Corp.

Liu Yun*, aged 52, is a senior accountant and obtained a Master Degree. In December 1998, Mr. Liu was appointed as Deputy Director General of Sinopec Group Company Financial Dept.; in February 2000, he was appointed as Deputy Director General of Sinopec Financial Dept.; in January 2001, he was appointed as Director General of Sinopec Financial Dept.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation.

Liu Zhongli**, aged 74, is a senior economist and obtained a Bachelor Degree. In July 1982, Mr. Liu was as appointed as Deputy Director General of Planning Commission of Heilongjiang Provincial Government and a member of Party Leading Group of Planning Commission of Heilongjiang Provincial Government; in May 1983, he was appointed as Director General of Planning Commission (Planning & Economics Commission) of Heilongjiang Provincial Government and Secretary of Party Leading Group of Planning Commission (Planning & Economics Commission) of Heilongjiang Provincial Government; in May 1985, he was appointed as Deputy Governor of Heilongjiang Province; in February 1988, he was appointed as Vice Minister of the Ministry of Finance and Deputy Secretary of Party Leading Group of the Ministry of Finance; in July 1990, he was appointed as Deputy Secretary General of the State Council and Deputy Secretary of Party Committee of the State Council; in September 1992, he was appointed as Minister and Secretary of Party Leading Group of the Ministry of Finance; in February 1994, he was concurrently appointed as Director General of State Administration of Taxation Bureau; in March 1998, he was appointed as Head of Economic System Reform Office of the State Council and Secretary of Party Leading Group; in August 2000, he was appointed as Chairman of National Council for Social Security Fund and Secretary of Party Leading Group; in March 2003, he was appointed as a member of the Standing Committee of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC) and Director General of the Economics Committee of CPPCC; in October 2004, he was appointed as Chairman of the Chinese Institute of Certified Public Accountants. In May 2006, Mr. Liu was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. Mr. Liu was elected as Member of Central Committee on the 14th and 15th National Congresses of the Party.

Ye Qing**, aged 75, is a senior engineer and holds university diploma. In January 1976, Mr. Ye was appointed as Deputy Director and Chief Engineer of Revolutionary Committee of Jixi Mining Bureau; in March 1982, he was appointed as Vice Minister of the Ministry of Coal Industry and member of Party Leading Group of the Ministry of Coal Industry; in May 1988, he was appointed as Deputy Director, member and Deputy Secretary of Party Leading Group of State Planning Commission as well as Director of Production Commission of the State Council; in July 1991, he was appointed as Deputy Director and Secretary of Party Leading Group of State Planning Commission; from April 1998 to July 2003, he was appointed as Chairman and Secretary of the Party Leading Group of Shenhua Group Company Limited; from February 1999 to December 2000, he was also appointed as President of Shenhua Group Company Limited. Mr. Ye was elected as Alternative Member of Central Committee on the 14th National Congresses of the Party and a member of the Standing Committee of the Ninth and Tenth Session of the Chinese People’s Political Consultative Conference.

Li Deshui**, aged 64, is senior engineer and a researcher. He was concurrently Professor of the Economics School of Peking University and the Economics School of Renmin University of China. He obtained a Bachelor’s Degree. In 1992, Mr. Li was appointed as Deputy Director General of the National Economy Comprehensive Dept. of the State Planning Commission; in May 1996 he was appointed as Director General of the National Economy Comprehensive Dept. of the State Planning Commission; in November 1996, he was appointed as Vice Mayor of Chongqing in Sichuan Province; in March 1997, he was appointed as Vice Mayor of Chongqing Municipality; in November 1999, he was appointed as Deputy Director General of the Research Office of the State Council and a member of its Party Leading Group; in April 2002, he was appointed as Secretary of the Party Committee and Vice President of China International Engineering Consultancy Company; in March 2003, he was appointed as Secretary of the Party Committee and Commissioner of the State Statistics Bureau, a member of the Monetary Policy Committee of the People’s Bank of

China and Chairman of China Statistics Institute; in March 2005, he was elected the 36th Vice Chairman of Statistics Commission of the United Nations; in March 2005, he was appointed as a member of the Tenth Session of the Chinese People’s Political Consultative Conference (CPPCC); in April 2006 he was appointed as a member of Economic Commission CPPCC; in March 2006, he was the consultant of the State Statistics Bureau; in March 2008, he was elected as a member of the 11th CCPCC and Deputy Director General of its Economy Committee. Mr. Li was elected as Independent Non-Executive Director of the Third Session of the Board of Directors of Sinopec Corp. in May 2006.

Xie Zhongyu**, aged 65, is a senior engineer and holds university diploma. In March 1986, Mr. Xie was appointed as Deputy Director of Investigation and Research Office and Policy Research Office of Ministry of Chemical Industry; in November 1988, he was appointed as Deputy Director General of the Policy and Regulation Dept. of Ministry of Chemical Industry; in December 1991, he was appointed as Director General of the Policy and Regulation Dept. of Ministry of Chemical Industry; in September 1993, he was appointed as Director of Clerical Office of Ministry of Chemical Industry; in June 1998, he was appointed as Deputy Director and member of Party Leading Group of State Petroleum and Chemical Industry Bureau; from June 2000 to December 2006, he was appointed as Chairman of the Supervisory Board of National Key Large-scale Enterprises; in October 2007, he was appointed as Director of National Nuclear Technology Company.

Chen Xiaojin**, aged 64, is a senior engineer (researcher level) and holds university diploma. In December 1982, Mr. Chen was appointed as President of Tianjin Ship Industry Company; in January 1985, he was appointed as Vice President and thereafter President of CNOOC Platform Company; in February 1987, he was appointed as Director General of Operation Dept., Director of Foreign Affairs Bureau, Director General of International Affairs Dept. of China State Shipbuilding Corporation as well as Vice President of China State Shipbuilding Trading Company; in December 1988, he was appointed as Vice President of China State Shipbuilding Corporation; in January 1989, he was also appointed as President of China State Shipbuilding Trading Company; in October 1996, he was further appointed as Chairman of China State Shipbuilding Trading Company; from June 1999 to July 2008, he was President and Secretary of the Party Leadership Group of China State Shipbuilding Corporation.

Notes: Candidates with “#” are the candidates for Executive Directors. Candidates with “*” are the candidates for Non-Executive Directors. Candidates with “**” are the candidates for Independent Non-Executive Directors.
The candidates listed above, once elected at the Annual General Meeting, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of the directors shall be from 22nd May 2009 to the date on which the annual general meeting for year 2011 is convened, and the remuneration for the services provided by executive directors under their service contracts will be set in accordance with relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid- and long-term incentive, with specific functions, responsibilities of the management staff and performance of the Company as a whole being taken into account. The emolument for services provided by Independent Non-executive Director under the services contract is RMB240,000 per year (before tax). The non-executive directors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in the annual report the remuneration obtained by directors of Sinopec Corp. during the reporting period in question.

Other than those profile disclosed herein, none of the above 15 candidates has any connected relationship with Sinopec Corp. or its controlling shareholders, or any interests in shares of Sinopec Corp. within the meaning of Part XV of the Securities and Future Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission and any Stock Exchange.

Other than those disclosed herein, there are no other matters relating to the above candidates which need to draw to the attention of shareholders or matters which are discloseable under rule 13.51(2)(h) to 13.51(2)(x) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Details of the candidates of the supervisors assumed by non-representative of the employees

Wang Zuoran*, aged 58, is a professor level senior economist and holds university diploma. In October 1994, Mr. Wang was appointed as Vice President and Party Secretary of Shengli Petroleum Administration Bureau; in February 2000, he was appointed as the Assistant to the President of China Petrochemical Corporation; in July 2001, he was appointed as Director of the Party’s Disciplinary Supervision Committee of Sinopec Group; in February 2000, he was elected as Supervisor of the First Session of the Supervisory Board of Sinopec Corp.; in April 2003, he was elected as Supervisor and Chairman of the Second Session of the Supervisory Board of Sinopec Corp.; in May 2006, he was elected as Supervisor and Chairman of the Third Session of the Supervisory Board of Sinopec Corp..

Zhang Youcai**, aged 67, is a Professor and holds university diploma. In February 1983, Mr. Zhang was appointed as Deputy Mayor, Deputy Secretary of the Party Committee and Mayor of Nantong City successively; in December 1989, he was appointed as Vice Minister and member of the Party Leading Group of Ministry of Finance (from May 1994 to March 1998, he served concurrently as Commissioner of State-owned Assets Administration Bureau); in March 2003, he was appointed as a member of the Standing Committee of the Tenth National People’s Congress (NPC) and Deputy Director General of its Financial and Economic Committee of NPC; in April 2003, he was appointed as an Independent Non-Executive Director of the Second Session of Board of Directors of Sinopec Corp; in May 2006, he was elected as Independent Supervisor and Vice Chairman of the Third Session of the Supervisory Board of Sinopec Corp.

Geng Limin, aged 54, is a senior political engineer and holds university diploma. In February 2000, he was appointed as Deputy Director of Supervision Bureau of China Petrochemical Corporation and Deputy Director General of Supervision Bureau of Sinopec Corp.; in January 2007, he was appointed as Deputy Secretary of the Party Committee, Secretary of Discipline Inspection Commission and Chairman of Trade Union of Sinopec Chemical Sales Branch Company; in August 2008, he was appointed as Deputy Director of Discipline Inspection Committee of the Party Committee and Director of Discipline Inspection Bureau of China Petrochemical Corporation as well as Director General of Discipline Inspection Dept. of Sinopec Corp.

Zou Huiping, aged 48, is a professor level senior accountant and holds university diploma. In November 1998, Mr. Zhou was appointed as Chief Accountant of Sinopec Group Guangzhou Petrochemical Works; in February 2000, he was appointed as Deputy Director General of Financial Assets Dept. of Sinopec Group; in December 2001, he was appointed as Deputy Director General of Finance Planning Dept. of Sinopec Group; in March 2006, he was Director General of Financial Assets Dept. of Sinopec Assets Management Co., Ltd.; in March 2006, he was appointed as Director General of Audit Dept. of Sinopec Corp.; in May 2006, he was elected as Supervisor of the Third Session of the Supervisory Board of Sinopec Corp.

Li Yonggui**, aged 68, is a senior economist and CPA and holds university diploma. In February 1985, Mr. Li was appointed as Deputy Director General of Taxation Bureau of Ministry of Finance; in December 1988, he was appointed as Chief Economist of State Administration of Taxation; in April 1991, he was appointed as Deputy Director General of State Administration of Taxation; in February 1995, he was appointed as Chief Economist of State Administration of Taxation; in April 2000, he was appointed as Chairman of Chinese Association of Certified Public Taxation Experts; in July 2008, he was appointed as Consultant of Chinese Association of Certified Public Taxation Experts; in November 2004, he was appointed as Vice Chairman of Chinese Association of Certified Public Accountants. Mr. Li started to serve as Independent Supervisor of the Second Session of Supervisory Board of Sinopec Corp. in April 2003; he was elected as Independent Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

Notes: Candidates with “*” are the candidates for External Supervisors. Candidates with “**” are the candidates for Independent Supervisors.
Other than those profile disclosed herein, none of the above 5 candidates has any connected relationship with Sinopec Corp. or its controlling shareholders, or any interests in shares of Sinopec Corp. within the meaning of Part XV of the Securities and Future Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission and any Stock Exchange.

Other than those disclosed herein, there are no other matters relating to the above candidates which need to draw to the attention of shareholders or matters which are discloseable under rule 13.51(2)(h) to 13.51(2)(x) and The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Supervisors Assumed by the Employees Representatives

Liu Xiaohong, aged 55, is a senior political engineer and was graduated from graduate school. In February 1992, he was appointed as Deputy Director General of Clerical Office of former China Petrochemcial Corporation; in December 1998, he was appointed as Deputy Director General of Clerical Office of China Petrochemical Corporation; in December 2001, he was appointed as Director General of President Office of Sinopec Corp.; in February 2005, he was appointed as Director General of Clerical Office of China Petrochemical Corporation; in September 2005, he was appointed as President Office of Sinopec Corp.

Zhou Shiliang, aged 51, is a professor level senior engineer and obtained a Master’s Degree. In February 2000, Mr. Zhou was appointed as Vice President of Dian Qian Gui Petroleum Exploration Bureau; in September 2000, he was appointed as General Manager of Sinopec Dian Qian Gui Oilfield Branch Company; in April 2002, he was appointed as Secretary to the Party Committee and Deputy General Manager of Sinopec Southern Exploration and Development Branch Company; in April 2006, he was appointed as Secretary to the Party Committee and Deputy Director of

Sinopec Henan Petroleum Exploration Bureau; in November 2007, he was appointed as Director General of Human Resources Dept. of Sinopec Corp.

Chen Mingzheng, aged 51, is a senior engineer and was graduated from graduate school. In November 2000, Mr. Chen was appointed as Deputy Director of Sinopec Star Company North China Petroleum Bureau; in June 2003, he was appointed as Deputy Director of Sinopec North China Petroleum Bureau; in October 2004, he was appointed as Secretary of the Party Committee of Sinopec North China Petroleum Bureau; in March 2008, he was appointed as Secretary of the Party Committee of Sinopec Northwest Petroleum Bureau and Vice President of Sinopec Northwest Petroleum Company.

Su Wensheng, aged 52, is a senior enginner and obtained a Master’s Degree. In September 1986, Mr. Su was appointed as Deputy Secretary of Party Committee and Secretary of Party Disciplinary Committee of Beijing Designing Institute of the former China Petrochemical Corporation; in November 1996, he was appointed as Secretary of Party Committee of the Beijing Designing Institute; in December 1998, he was appointed as Director General of Ideology & Politics Dept. and Deputy Secretary of the Affiliated Party Committee of China Petrochemical Corporation; in December 2001, he was also appointed as Managing Deputy Secretary of the Party Working Committee of the Sinopec Western New Region Exploration Headquarters; in October 2007, he was appointed as the Party Secretary and Vice Chairman of Beijing Yanshan Petrochemical Corporation. Mr. Su was appointed as an Employee Representative Supervisor of the Second Session of Supervisory Board of Sinopec Corp. in April 2003; he was elected as Employee Representative Supervisor of the Third Session of Supervisory Board of Sinopec Corp. in May 2006.

The above candidates of the supervisors assumed by the non-representatives of employees, once approved by the Annual General Meeting, will enter into service contracts with Sinopec Corp.. The above candidates of the supervisors assumed by the employees representatives has been elected upon the employee democratic election of Sinopec Corp., will assume their offices at the same time when the supervisors assumed by the non-representatives of employees of the Fourth Session of the Supervisory Committee assume their offices, and, once approved by the Annual General Meeting, will enter into service contracts with Sinopec Corp.. Pursuant to the provisions in the relevant service contracts, the term of the directors shall be from 22nd May 2009 to the date on which the annual general meeting for year 2011 is convened, and the remuneration for the services provided by the internal supervisors and supervisors assumed by the employee representatives will be set in accordance with relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remuneration will consist of a base salary, performance bonus and mid- and long-term incentive, with specific functions, responsibilities of the management staff and performance of the Company as a whole being taken into account. The supervisor´s fee for services provided by independent supervisors under their services contract is RMB240,000 per year (before tax). The external supervisors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in the annual report the remuneration obtained by supervisors of Sinopec Corp. during the reporting period in question.

Declaration by Nominator Regarding the Candidates for Independent Directors

The nominator, the Board of Directors of China Petroleum & Chemical Corporation (“Sinopec Corp.”), makes the following statements regarding nomination of Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin for election as Independent Directors of the Fourth Session of Board of Directors and hereby states that no relationship exists between the candidates and Sinopec Corp. that would affect the independence of the candidates:

The nominations were made after the nominator being fully aware of such details of the candidates as to their occupation, qualification, title, working experience and all of his concurrent positions, etc. (please refer to the Appendix). The written consents of the candidates to be nominated for appointment as Independent Directors have been obtained. The nominator confirms that each nominee:

1.           has the qualifications to hold the office as director of a listed company in accordance with the laws, administrative regulations and other relevant regulations;

2.           meets the director´s qualifications for holding the office stipulated by the Articles of Association of Sinopec. Corp.

3.           is independent as required by the Guideline Regarding Establishment of Independent Director Systems by Listed Companies issued by the China Securities Regulatory Commission.

(1)           neither the candidate nor his lineal relatives or major social relations holds any position in Sinopec Corp. or its subsidiaries;

(2)           neither the candidate nor his lineal relatives directly or indirectly holds 1% of the issued shares of Sinopec Corp or ranks in the top ten shareholders of Sinopec Corp.;

(3)           neither the candidate nor his lineal relatives directly or indirectly holds any position in entities that directly or indirectly hold 5% or more of the issued shares of Sinopec Corp. or entities which rank in the top five shareholders of Sinopec Corp.;

(4)           none of the above 3 situations has occurred to the candidate in the past 1 year;

4.           Neither the candidate nor his lineal relatives acts or as a director (Independent Non-executive Director), a supervisor, or a senior manager in controlling shareholders, actual controllers, or subsidiaries of Sinopec Corp.

5.           The candidate does not, and did not within the past year of his candidacy, provide any financial, legal, or management consultancy services to Sinopec Corp., its subsidiaries, or its controlling shareholders.

6.           The candidate does not hold any position in Sinopec Corp., its controlled shareholders, or any entity which has substantial business relationships with their respective subsidiaries, nor in any controlling shareholders of such entities;

7.           The candidate is not a state civil servant, or as Independent Non-executive Director shall not breach any provisions under the Civil Servant Law of the PRC;

The number of listed companies in which the candidates are an Independent Director does not exceed five (inclusive of Sinopec Corp.). The candidate has not held position as independent directors at Sinopec for more than six years consecutively.

The candidate has already carried through the verification process under Article 1 of the Notification Regarding Enhanced Filing of Qualification Records of Independent Directors of Listed Companies (Shang Zheng Shang Zi [2008] 120) of the Shanghai Stock Exchange.

The nominator hereby warrants the authenticity, completeness and accuracy of the above statements and that they are not misrepresenting or misleading. The nominator is fully aware of the possible consequence which may result from giving any misrepresentation.

The nominator: Board of Directors of China Petroleum & Chemical Corporation

27th March 2009, Beijing

Declaration by candidates for Independent Directors

We, Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin, candidates for election as Independent Directors of the Fourth Session of Board of Directors, hereby warrant that no relationship exists between us and Sinopec Corp. during the term of our office which may affect our independence. Our detailed declaration is as follows:

1.           neither we nor our lineal relatives or major social relations hold any position in Sinopec Corp. or its subsidiaries;

2.           neither we nor our lineal relatives directly or indirectly hold 1% or more of the issued shares of Sinopec Corp.; nor are we the natural shareholder(s) of the top ten shareholders of Sinopec Corp.;

3.           neither we nor our lineal relatives hold any position in entities that directly or indirectly hold 5% or more of the issued shares of Sinopec Corp. or in an entity which ranks in the top five shareholders of Sinopec Corp.;

4.           none of the 3 situations referred to above has occurred to us during the past 1 year;

5.           neither we nor our lineal relatives are director(s) (Independent Director(s)), supervisor(s), or senior manager(s) of controlling shareholders, actual shareholders or subsidiaries of Sinopec Corp.;

6.           we do not and did not within the past year of this candidacy provide financial, legal, management consultancy services to Sinopec Corp., its subsidiaries or controlling shareholders;

7.           we do not hold any position in any entities which have substantial business relationships with Sinopec Corp., its controlling shareholders or their respective subsidiaries, nor with controlling shareholders of such entities;

8.           we are not state civil servants and as Independent Non-executive Director(s), shall not breach any provisions under the State Civil Servant Law of the PRC;

9.           we have not received any extra and undisclosed benefits from Sinopec Corp., its substantial shareholders or organizations or individuals with a material interest in Sinopec Corp.;

10.           we meet the qualifications for holding the position stipulated by the Articles of Association of Sinopec. Corp.;

11.           we do not have any circumstances contrary to any provisions under the Company Law of the PRC in relation to candidacy requirements as an independent Non-executive Director;

12.           we hereby warrant the authenticity, accuracy and completeness of all our personal information (e.g. our resumes), provided to Sinopec Corp. in relation to our candidacy.

Separately, the number of the listed companies in which we hold position of independent director does not exceed five (inclusive of Sinopec Corp.). We have not held position as independent directors at Sinopec Corp. for over six years consecutively.

We understand the responsibilities attached to the position of Independent Director and hereby warrant the authenticity, completeness and accuracy of the statements above and that they are not misrepresenting or misleading statement. We are fully aware of the possible consequence for giving misrepresentation. The Shanghai Stock Exchange may rely on this to confirm our qualification and independence. During the term of our office as Independent Directors, we will comply with the rules, regulations and notices issued by the China Securities and Regulatory Commission and the listing rules of the Shanghai Stock Exchange. We shall also be subject to the regulation of the Shanghai Stock Exchange and will ensure that we devote sufficient time and efforts in discharging our duties. We will make independent analysis and will not be affected by Sinopec Corp.’s substantial shareholder, actual controller or other parties who may have an interest in Sinopec Corp.

Declarers: Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin

27th March 2009, Beijing

Notes:

1.           Eligibility for attending the Annual General Meeting

Holders of Sinopec Corp.´s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch at the close of business on Wednesday, 22 April 2009 are eligible to attend the Annual General Meeting.

2.           Proxy

(1)           A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)           A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(3)           To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of

Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(4)           A proxy may exercise the right to vote by poll.

3.           Registration procedures for attending the Annual General Meeting

(1)           A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(2)           Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Saturday, 2 May 2009.

(3)           Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.           Closure of Register of Members

The H Share register of members of Sinopec Corp. will be closed from Wednesday, 22 April 2009 to Friday, 22 May 2009 (both days inclusive).

5.           Other Business

(1)           The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2)           The address of the Share Registrar of H Shares of Sinopec Corp., Computershare Hong Kong Investor Services Limited is at: 46th Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong

(3)           The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazuidong Road, Pudong District, Shanghai

(4)           The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
The People´s Republic of China

Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386